Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-26887


PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 30, 1997)

                                2,500,000 Shares

                     Health and Retirement Properties Trust
                      Common Shares of Beneficial Interest



         Health and Retirement Properties Trust (the "Company" or "HRP") is a real estate investment trust (a "REIT"), which invests primarily in healthcare related real estate and office buildings leased to various agencies of the United States Government. The Company's common shares of beneficial interest (the "Shares") offered hereby (this "Offering") are being issued and sold by the Company. The Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "HRP." On February 18, 1998 the last reported sale price for the Shares on the NYSE was $20 per Share.

         A.G. Edwards & Sons, Inc. (the "Underwriter") has agreed to purchase the Shares offered hereby from the Company at a price of $19 per Share, resulting in aggregate proceeds to the Company of $47,500,000 before payment of expenses by the Company estimated at $100,000, subject to the terms and conditions of an Underwriting Agreement. The Underwriter intends to sell the Shares offered hereby to the sponsor of a newly formed unit investment trust registered under the Investment Company Act of 1940, as amended, at $19.20 per Share, or an aggregate purchase price of $48,000,000. The aggregate underwriting discount is $500,000. Such sponsor intends to deposit the Shares into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Shares on February 18, 1998 was $20.00 per Share. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               ------------------


         The Shares offered hereby are offered by the Underwriter subject to prior sale, when, as and if accepted by the Underwriter and subject to certain conditions. It is expected that delivery of the Shares will be made on or about February 23, 1998, at the offices of A.G. Edwards & Sons, Inc., New York, New York.



                            A.G. Edwards & Sons, Inc.

February 18, 1998

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITER MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


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         References  in this  Prospectus  Supplement  to the  "Company" or "HRP"
include consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, the data set forth below with respect to the Company's investments and tenants is presented as of December 31, 1997 and without giving effect to acquisitions which occurred or may occur after that date.

                                   THE COMPANY


         The Company is one of the largest publicly traded REITs in the United States with an equity market capitalization of approximately $2.0 billion at December 31, 1997. The Company has investments of approximately $2.2 billion in 217 properties located in 33 states and the District of Columbia. The Company principally invests in healthcare related real estate and office buildings leased to various agencies of the United States Government. In addition, 5% of the Company's assets, at cost, is an equity investment in Hospitality Properties Trust ("HPT"), a NYSE listed REIT formed by the Company which invests in hotels.

         The principal executive offices of the Company are located at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 332-3990.

                               RECENT DEVELOPMENTS


         From January 1, 1997 through December 31, 1997 (or as otherwise described below), the Company engaged in the following significant activities:

Investments

         Government Office Properties. In February 1997, the Company entered into an agreement to acquire 30 office buildings containing 3.4 million square feet ("Government Office Properties"), substantially all of which are leased to various agencies of the United States Government. As of December 31, 1997, the Company acquired 29 properties, one of which is under construction, and elected not to acquire one property. Subsequent to December 31, 1997, one of the 29 properties was sold. The Company's aggregate purchase price for the 29 properties (3.3 million square feet) was approximately $439 million. The total purchase price for the Government Office Properties was paid by the issuance of $77 million in shares, the assumption of approximately $27 million of debt by subsidiaries of the Company secured by mortgages on three acquired properties, and a net cash payment of approximately $335 million, which was used in part to retire other debt of the seller assumed by the Company as part of the acquisition transaction and to pay closing costs.

         Biotech Facilities and Medical and Other Office and Clinic Buildings. During 1997, the Company purchased 42 biotech facilities, medical and other office and clinic buildings for an aggregate purchase price of approximately $525 million. Acquisitions of facilities or buildings with a purchase price of at least $25 million included the following: (a) a first class office building in midtown Manhattan containing approximately 420,368 square feet purchased in October 1997 for approximately $110 million (this building is 100% occupied under long term leases to three tenants, with the majority of the building being leased to Health Insurance Plan of Greater New York, a large not-for-profit health maintenance organization); (b) two first class buildings containing 330,715 square feet plus two parking structures for approximately 1,700 cars located in West Los Angeles purchased in May 1997 for approximately $109 million (these buildings are known as the Cedars Sinai Medical Towers and Garages and are located adjacent to the Cedars Sinai Medical Center, an investment grade rated not-for-profit hospital which is also the largest tenant in these buildings); (c) an office complex in Austin, Texas containing five commercial office properties, with approximately 441,145 square feet purchased in December 1997 for $79 million; (d) a first class 25 story office tower located in Philadelphia containing approximately 608,161 square feet purchased in November 1997 for approximately $79 million (approximately 98% of this building is leased on a long-term basis to SmithKline Beecham Corporation, an investment grade rated international pharmaceutical manufacturer and distributor); and

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(e) 20 medical  office and clinic  buildings  containing  approximately  373,500 square feet located in central Massachusetts purchased in May 1997 for approximately $47 million (these buildings are triple net leased on a long term basis to a regional health maintenance organization that is partially owned by Tenet Healthcare Corporation). Certain of these properties are gross leased and the net operating income which the Company realizes from these investments will depend upon the efficiency with which the Company is able to operate these buildings.

         Brookdale Living Communities. In May 1997, the Company purchased for $14 million a 200-unit retirement housing property located in Spokane, Washington. This property and three other retirement housing properties (629 units) purchased for $87.5 million in December 1996 are all net leased to Brookdale Living Communities, Inc. ("BLCI") for an initial term of 23 years plus renewal options totaling an additional 50 years. During 1997, BLCI was recapitalized by two public offerings of equity and as of December 31, 1997 had an equity market capitalization of over $124 million. At December 31, 1997, the occupancy at these four properties was approximately 97% and all of the revenues are derived from sources other than Medicaid and Medicare.


Financing

         Debt Offerings. In July 1997, the Company issued $200 million of Remarketed Reset Notes due July 9, 2007 (the "Reset Notes"). The net proceeds of that issuance (approximately $199 million) were used to prepay other indebtedness of the Company then due in 1999 ($125 million) and to reduce amounts outstanding under the Company's bank credit facility.

         On February 18, 1998, the Company agreed to sell an additional $50 million aggregate principal amount of the Reset Notes (the "Additional Reset Notes") in an offering registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Additional Reset Notes will be sold to the public at varying prices to be determined by the underwriter at the time of each sale. The net proceeds of the Company will be 99.85245% of the principal amount of the Additional Reset Notes, plus accrued interest, before deducting expenses payable by the Company. Subject to the terms and conditions of the underwriting agreement, the Company expects such offering to close on February 23, 1998, and expects that its net proceeds from such offering, after payment of the Company's expenses, will be $49.8 million. The Company expects to use the net proceeds from the offering of the Additional Reset Notes, together with the proceeds of the offering of the 6.7% Notes, the Concurrent Offerings (as defined below) and this Offering, to reduce amounts outstanding under the Company's bank credit facility and for general business purposes. There can be no assurance that the offering of the Additional Reset Notes will be consummated. The consummation of this Offering is not contingent upon the consummation of the offering of the Additional Reset Notes, and the consummation of such offering is not contingent upon the consummation of this Offering.

         The Reset Notes currently bear interest at a floating rate equal to three month LIBOR plus a spread of .45% per annum. In July 1998, the Company will have the option to prepay the Reset Notes or to have the Reset Notes remarketed and the interest rate reset on either a floating or fixed rate basis.

         In December 1997, the Company issued $150 million of 6 3/4% Senior Notes due 2002 (the "6 3/4% Notes") in a private placement to institutional investors. The net proceeds from the offering (approximately $149 million) were used to reduce amounts then outstanding under the Company's bank credit facility. The Company has agreed with the initial purchasers of the 6 3/4% Notes to use its best efforts to consummate an offer to exchange the 6 3/4% Notes for new notes with terms substantially identical in all material respects to the 6 3/4% Notes, which would be registered pursuant to the Securities Act.

         On February 18, 1998, the Company agreed to sell an aggregate of $100 million of 6.7% Senior Notes due 2005 (the "6.7% Notes") at a price to the public of 99.945% in an offering registered pursuant to the Securities Act. Subject to the terms and conditions of the underwriting agreement, the Company expects such offering to close on February 23, 1998, and expects that its net proceeds from such offering, after payment of the Company's

                                       S-3

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expenses,  will be $99.1 million. The Company expects to use the net proceeds of such offering, together with the proceeds of the offering of the Additional Reset Notes, the Concurrent Offerings (as defined below) and this Offering, to reduce amounts outstanding under the Company's bank credit facility and for general business purposes. There can be no assurance that the offering described above will be consummated. The consummation of this Offering is not contingent upon the consummation of the offering described in this paragraph, and the consummation of such offering is not contingent upon the consummation of this Offering.

         Equity Offering. In March 1997, the Company issued 27,025,000 Shares in a public offering. The gross proceeds of the offering were $510.1 million ($18.875 per share), and the net proceeds to the Company were $483.2 million.

         On February 18, 1998, the Company sold an aggregate of 2,995,776 Shares at a price to the public of $20.125 per Share in two offerings registered pursuant to the Securities Act to underwriters who indicated to the Company that they intended to deposit Shares purchased in such offering into registered unit investment trusts sponsored by them (collectively, the "Concurrent Offerings"). The net proceeds from the Concurrent Offerings, after payment of the Company's expenses, were approximately $57.0 million in the aggregate. The Company expects to use the net proceeds of the Concurrent Offerings, together with the proceeds of the offerings of the Additional Reset Notes and the 6.7% Notes and this Offering, to reduce amounts outstanding under the Company's bank credit facility and for general business purposes.

         Convertible Debentures. In October 1996, the Company sold three tranches of convertible subordinated debentures totaling $240 million. All of these debentures are convertible into Shares at a rate of $18 per share and are callable at par by the Company at any time on or after October 1, 1999. During 1997, the trading price of the Company's Shares has averaged above $18 per share. Through December 31, 1997, approximately $28 million of these debentures have been converted into approximately 1.6 million Shares.

         Bank Credit Facility. In July 1997, the Company's $250 million unsecured revolving credit facility with a syndicate of banks was increased to $450 million (the "Bank Credit Facility"), and in March 1997, the term of the Bank Credit Facility was extended to 2001. The Company is currently in discussion with the lenders under the Bank Credit Facility to amend the Bank Credit Facility to modify certain covenants of the Company and possibly to increase the maximum principal amount that may be outstanding thereunder. No assurances can be given at this time that the Company and such lenders will reach a final agreement as to such changes. The Bank Credit Facility (which is guaranteed by certain of the Company's subsidiaries) is used for interim acquisition funding until equity or long-term debt is raised, working capital and general business purposes. Outstanding borrowings under the Bank Credit Facility at December 31, 1997 were $200 million. Net proceeds of this Offering, the offerings of the Additional Reset Notes and the 6.7% Notes, and the Concurrent Offerings will be used to reduce amounts outstanding under the Bank Credit Facility. See "Use of Proceeds."

         Secured Indebtedness. The Company has no outstanding secured indebtedness other than mortgages on three properties totaling approximately $26 million, which the Company assumed in connection with the acquisition of the Government Office Properties.


Other Developments

         Horizon/CMS Healthcare Corporation; HEALTHSOUTH Corporation; and Integrated Health Services, Inc. As of December 31, 1997, the Company had invested approximately $168 million, at cost, in properties that had been leased by, mortgaged to or managed by Horizon/CMS Healthcare Corporation ("HHC"). In October 1997, HHC merged into HEALTHSOUTH Corporation ("HEALTHSOUTH"). In return for the Company's consent to this merger, HEALTHSOUTH agreed to guarantee unconditionally all of the lease, mortgage and management obligations of HHC due to the Company and to extend the terms of the management contracts of three properties that were scheduled to expire during 1998 until 2001. In December 1997, HRP consented to the release of

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HEALTHSOUTH  from the  guarantee  and to the  assignment  of certain  leases and mortgages from HEALTHSOUTH and its predecessor, HHC, to Integrated Health Services, Inc. ("IHS") as part of a $1.2 billion transaction between HEALTHSOUTH and IHS for nursing homes, specialty hospitals and pharmacy services. In connection with this consent, IHS guaranteed leases, mortgages and management obligations to HRP affecting the former HHC properties, and the maturities of these leases, mortgages and management obligations, which were previously scheduled for 2000, 2001 and 2005, were extended to 2006.

         GranCare, Inc.; Living Centers of America, Inc.; and Paragon Health Network, Inc. As of December 31, 1997, the Company had invested approximately $98 million, at cost, in properties that had been leased to, or mortgaged by, GranCare, Inc. ("GC"). In February 1997, GC distributed to its shareholders all of its nursing home operations and merged its pharmacy business into Vitalink, Inc. ("Vitalink"), another public company. Under the terms of the GC Vitalink agreement, the GC nursing home operations became a new public company ("New GC"), and certain subsidiaries of New GC remained tenants of and mortgagors to the Company (the "Tenant Subsidiaries"). The Company consented to this GC Vitalink transaction on certain terms and conditions, including: (i) all of the leases and mortgages between the Company and the Tenant Subsidiaries being cross defaulted, cross collateralized, cross secured and unconditionally guaranteed by New GC; (ii) Vitalink providing a $15 million unconditional guarantee of the obligations due to the Company; and (iii) GC paying an amendment fee to the Company. In October 1997, New GC merged into Living Centers of America, Inc. ("LCA"), another public company. As part of the New GC LCA transaction a large number of LCA and New GC shares were repurchased, LCA was recapitalized by new investors, the combined New GC LCA enterprise changed its name to Paragon Health Network, Inc. ("Paragon"), and Paragon solicited the Company to release Vitalink from its guaranty obligations to the Company. The Company consented to the New GC LCA Paragon transaction and released Vitalink from its guaranty on certain terms and conditions, including: (a) certain mortgage obligations totaling approximately $11.5 million due to the Company being prepaid in full; (b) certain properties owned by the Company and leased to the Tenant Subsidiaries being exchanged for other properties formerly owned by LCA or the Tenant Subsidiaries, which properties were to be leased to the Tenant Subsidiaries; (c) the term of certain leases being extended and all renewal options for properties leased to the Tenant Subsidiaries being renewable only on an all or none basis;
(d) the rent payable to the Company being increased; (e) all obligations with respect to all properties leased or financed with the Tenant Subsidiaries being guaranteed by Paragon and the guaranty being secured by a cash deposit of $15 million; (f) all obligations of the Tenant Subsidiaries being subject to cross default and cross collateralization, and guaranteed by New GC (now a subsidiary of Paragon); and (g) payment to the Company of an amendment fee. The Company believes that the properties leased and to be leased by it to subsidiaries of Paragon had historical operating income in the 12 months ended September 30, 1997 of approximately 2 times the rent due to the Company.

         Community Care of America, Inc. and Integrated Health Services, Inc. As of December 31, 1997, the Company had invested approximately $112 million, at cost, in properties that had been operated by Community Care of America, Inc. ("CCA"). In September 1997, CCA was acquired by IHS. The Company consented to IHS's acquisition of CCA on certain terms and conditions including: (i) mortgages due to the Company totaling approximately $12.2 million being prepaid in full; (ii) certain properties formerly leased to CCA being purchased from the Company at their historical cost of approximately $33.5 million; (iii) the extension of terms of certain remaining leases and mortgages; (iv) the remaining leases and mortgages being subject to cross default and cross collateralization, and unconditionally guaranteed by IHS; and (v) payment to the Company of an amendment fee. The Company believes that former CCA properties now leased to or mortgaged by IHS and its subsidiaries had historical operating income in the 12 months ended September 30, 1997 of approximately 1.5 times the rents and mortgage payments due to the Company.

         Marriott Spin Off and Merger. As of December 31, 1997, the Company had invested approximately $326 million, at cost, in properties leased to a subsidiary of Marriott International, Inc. ("Marriott"). In October 1997, Marriott announced a plan to dividend to its shareholders a new company which will own and operate Marriott's lodging and senior living businesses and to merge the remaining company with Sodexho S.A. As a result of this spin off and merger the Company's current guarantor was expected to have a negative net worth and its obligations

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were not expected to be rated  investment  grade.  Upon learning of this planned transaction, the Company entered negotiations with Marriott and, as a result of those negotiations, an agreement has been entered into that will be effective upon consummation of the Marriott spin off and merger transaction. This agreement requires that the spin off entity created by Marriott assume the guarantee obligations to the Company. The new spin off entity is expected to be investment grade rated.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the Shares offered hereby, after deducting expenses related to this Offering, are approximately $47.4 million. The net proceeds from this Offering, the offerings of the Additional Reset Notes and the 6.7% Notes and the Concurrent Offerings are expected to be used to reduce amounts outstanding under the Company's Bank Credit Facility and for general business purposes. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus a margin or prime, and the Bank Credit Facility expires in 2001. At December 31, 1997, the effective interest rate on outstanding amounts under the Bank Credit Facility was 6.82% per annum.

                         FEDERAL INCOME TAX CONSEQUENCES

         The following description of certain changes to federal income tax matters relating to the Company is intended to supplement, and is qualified in its entirety by reference to, the more detailed description of certain federal income tax matters contained in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996 (the "Annual Report"), which is incorporated in the accompanying Prospectus and in this Prospectus Supplement by reference.

         The Taxpayer Relief Act of 1997 liberalized certain of the requirements for qualifying and operating as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). These amendments apply to the Company for its taxable year commencing January 1, 1998, but are not expected to alter significantly either the Company's operations or its continued federal tax qualification and taxation as a REIT. In comparison to the rules and requirements in effect for the Company's 1997 taxable year (as discussed in the Annual Report in the section captioned "Federal Income Tax Considerations"), the amendments, inter alia: (i) eliminate REIT disqualification as the sanction for failing to solicit certain shareholder ownership statements and instead impose a penalty of $25,000 ($50,000 for intentional violations), and permit a REIT that solicits necessary shareholder ownership statements and otherwise exercises reasonable due diligence to rely on its actual knowledge for purposes of satisfying the requirement that at no time during the last half of its taxable year was more than 50% in value of its outstanding shares owned directly or indirectly by five or fewer individuals; (ii) repeal the requirement that less than 30% of a REIT's gross income be derived from sales or dispositions of certain short-term property; (iii) treat income from a larger class of hedging instruments as qualifying income for purposes of the 95% gross income requirement; (iv) permit a REIT to receive de minimis amounts of otherwise impermissible service income from tenants, and nevertheless have the rental income from such tenants qualify as rents from real property for purposes of the 75% and 95% gross income requirements; and (v) permit a REIT to retain and pay income tax on net long term capital gain, and without an actual distribution thereof, pass through to its shareholders such gain and a refundable credit for such taxes paid.

         Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on dividends paid to a non-U.S. shareholder, generally effective with respect to dividends paid after December 31, 1998. Under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. shareholder generally will be required to provide an Internal Revenue Service Form W-8 certifying such non-U.S. shareholder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those holding an interest in that entity, and whether such

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entity or such  holders in the entity are  entitled  to  benefits  under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. shareholders and, among other things, provide certain presumptions under which a non-U.S. shareholder is subject to
backup  withholding  and  information   reporting  until  the  Company  receives
certification from such shareholder of its non-U.S. status. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Shares.


                                  UNDERWRITING

         Pursuant to the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Company and the Underwriter, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 2,500,000 Shares.

         The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Shares offered hereby is subject to the approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter is obligated to take and pay for all of the Shares offered hereby if any such Shares are taken.

         The Underwriter intends to sell the Shares to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter intends to sell the Shares to Nike Securities L.P. at an aggregate purchase price of $48,000,000. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefor. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust.

         Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

         Until the distribution of the Shares offered hereby is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase Shares. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Shares. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this offering.

         If the Underwriter creates a short position in the Shares in connection with this offering, i.e., if it sells more Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Shares in the open market.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.

                                  LEGAL MATTERS

         Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and for the Underwriter by Chapman and Cutler, Chicago, Illinois. Sullivan & Worcester LLP and Chapman and Cutler will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of HRPT Advisors, Inc. and REIT Management & Research, Inc. and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents HPT, the other entities referred to above, such lessees and certain of their affiliates on various matters.


                                     EXPERTS

         In addition to the matters referred to in the accompanying Prospectus under the caption "Experts," the following financial statements have been audited by the following independent public accountants:

         The historical statement of gross income and direct operating expenses of Bridgepoint Square for the year ended December 31, 1996 incorporated by reference in this Prospectus Supplement from the Company's Current Report on Form 8-K dated December 5, 1997, as amended, has been audited by Price Waterhouse LLP, independent public accountants, as set forth in their report thereon incorporated herein by reference, and is incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

         The statement of revenues and certain expenses of Franklin Office Associates for the year ended December 31, 1996 is incorporated by reference in this Prospectus Supplement from the Company's Current Report on Form 8-K dated November 13, 1997, as amended by Form 8-K/A dated January 14, 1998, in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The historical statement of revenues and certain expenses of Seven West Associates, LLC for the period January 28, 1996 through January 25, 1997 incorporated by reference in this Prospectus Supplement from the Company's Current Report on Form 8-K dated October 1, 1997, as amended, has been audited by Deloitte & Touche LLP, independent public accountants, as set forth in their report thereon incorporated herein by reference, and is incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

         The historical summary of gross income and direct operating expenses for two medical office buildings and two parking structures owned by Wright-Carlyle Partners for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K dated October 1, 1997, as amended, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Current Reports on Form 8-K dated June 23, 1997, July 2, 1997, September 2, 1997, October 1, 1997, as amended, November 13, 1997, as amended, December 5, 1997, as amended, February 11, 1998, February 12, 1998, February 17, 1998 and February 18, 1998, (ii) the Company's quarterly reports on Form 10-Q for the quarterly periods ended June 30, 1997 and September 30, 1997, and (iii) the consolidated financial statements of Marriott International, Inc., Commission File No. 1-12188, at and for the fiscal quarters ended March 28, 1997, June 28, 1997 and September 27, 1997 incorporated herein by reference from Marriott's Quarterly Reports on Form 10-Q for the quarters ended March 28, 1997, June 28, 1997 and September 27, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

         The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02158, Attention: Investor Relations, telephone (617) 332-3990.

                           FORWARD LOOKING STATEMENTS

         THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.


                               ------------------


THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER,
SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement and Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or solicitation of an offer to buy, Common Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                       TABLE OF CONTENTS

                                                             Page
                     Prospectus Supplement
The Company..................................................S-2
Recent Developments..........................................S-2
Use of Proceeds..............................................S-6
Federal Income Tax Consequences..............................S-6
Underwriting.................................................S-7
Legal Matters................................................S-8
Experts......................................................S-8
Incorporation of Certain Information by Reference............S-9
Forward Looking Statements...................................S-9

                           Prospectus
Available Information.......................................(ii)
Incorporation of Certain Documents by
  Reference.................................................(ii)
The Company....................................................1
Use of Proceeds................................................1
Ratio of Earnings to Fixed Changes.............................1
Description of Debt Securities.................................1
Description of Shares.........................................12
Description of Preferred Shares...............................13
Description of Depositary Shares..............................18
Description of Warrants.......................................22
Description of Convertible Subordinated
  Debentures..................................................22
Limitation of Liability; Shareholder Liability................23
Redemption; Business Combinations
  and Control Share Acquisitions..............................23
Plan of Distribution..........................................26
Legal Matters.................................................27
Experts.......................................................28

                          2,500,000 Shares

                       HEALTH AND RETIREMENT
                          PROPERTIES TRUST

                           Common Shares
                       of Beneficial Interest




                       PROSPECTUS SUPPLEMENT






                     A.G. Edwards & Sons, Inc.




                         February 18, 1998